SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                      March 6 and 7, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F     x          Form 40-F
                         ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes            No     x
                ---            ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

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                     FOR IMMEDIATE RELEASE

             CREO ADDED TO TSE 300 COMPOSITE INDEX

Vancouver, BC, CANADA (March 6, 2000) - Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) is pleased to announce that Standard and Poor's Canadian Index Operations has added Creo Products Inc. (CRE) to the TSE 300 Composite and TSE 200 Indices. These changes will be effective before the open of trading on Tuesday, March 7, 2000.

The TSE Composite Index, introduced in 1977, is a broad market indicator that represents 300 of the largest traded companies on the Toronto Stock Exchange.

Based in Vancouver, Canada, Creo Products Inc. is a world-leading supplier of computer-to-plate (CTP) systems. The company offers a complete family of digital prepress solutions, including thermal imaging devices, copydot scanning systems, and workflow management software. Together with partner Heidelberger Druckmaschinen AG, Creo has installed over 1500 systems worldwide - the largest CTP installed base in the industry. Creo's innovation, technical excellence, and employee commitment are focused exclusively on providing digital prepress solutions to the graphic arts and printing industries. For additional information, please visit www.creo.com.

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                     FOR IMMEDIATE RELEASE

              CREO CHICAGO TRAINING FACILITY MOVES

Vancouver, BC, CANADA (March 7, 2000)   Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) is pleased to announce that our Chicago Training Center in Itasca, Illinois has recently relocated. The official opening of the new, state-of-the -art facility - now located at 1100 Arlington Heights Road in Itasca - took place in January 2000. The Center offers comprehensive training programs for Creo and Heidelberg/Creo software products.

Demand for Creo systems continues to increase, with over 1500 CTP system installations worldwide. In order to accommodate this growth and provide customers with the best product training possible, Creo opened the original Chicago Training Center in January 1998. The success and popularity of this facility resulted in a decision to expand to accommodate more equipment and classroom space. The new facility is over 11,000 sq ft in size, with six large classrooms and another room for production testing.

Classrooms in the new facility are arranged to simulate the prepress environment and are designed to create an atmosphere that encourages student interaction and communication. The facility is currently staffed with 10 full-time Creo instructors, with experience totaling 88.5 years in the graphic arts industry and 56 years in adult education.

On January 10, the Chicago Training Center welcomed its first students, who attended an Operators' course on the Prinergy (TM) workflow management system. Bobby Schmidt of Merrick Printing Inc. in Louisville, KY attended and was impressed by the new facility. "The course lasted a week, but was so focused and practical that I could have gone on even longer," he says. "The small class size and dedicated classrooms ensured that there were no distractions. When I asked about a specific situation at our shop, experts were brought in to address every

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aspect of my question."  Schmidt will return to Chicago this month to participate in a second course, this time on the Creo Harmony (TM) tonal calibration software.

"We make every effort to design training facilities and programs so we can ensure a comfortable learning environment for customers at all levels of expertise," says Michael Rolant, Vice President, Customer Support for Creo. "The expansion of the popular Chicago Training Center is one of the ways we are reinvesting to help ensure the success of our customers. Learning in such a dedicated training environment ensures better concentration, greater interactivity, and a quicker transfer of skills."

Creo also operates software and hardware training facilities in Vancouver, BC, Canada and Brussels, Belgium.

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